Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2023 Financial Results

BEIJING, May 23, 2023 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “This quarter we remained committed to our high-quality and sustainable development strategy, continued to build our success based on technology, built our full life-cycle brand recognition centered around our clients, while keep enhancing our management of operating. Our results over the past few quarters demonstrate the effectiveness of our strategy. As we prepare to meet future opportunities and challenges head-on, we will nimbly execute on our strategy to create value for our customers, shareholders, employees, and society.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We are pleased to see that our profitability further improved steadily in the first quarter with the adjusted gross margin increasing for a fourth consecutive quarter and rising by a significant 6.6 percentage points year-over-year to a historical high of 10.4%. To help capital market better understand our path to improve our profitability, this quarter we started to provide gross profit and margin for public cloud and enterprise cloud services separately. Gross margin of public cloud services increased to 2.1% from negative 3.4% a year ago and gross margin of enterprise cloud services also improved significantly from 16.1% to 23.8%, testifying to the effectiveness of our strategy. Looking ahead, we will continue to take various measures to cut down expenses and we believe we are well on track to quarterly adjusted EBITDA breakeven.”

First Quarter 2023 Financial Results

Total Revenues reached RMB1,864.4 million (US$271.51 million), representing a decrease of 14.2% from RMB2,173.8 million in the same period of 2022. The decrease was mainly due to our proactive scaling down of CDN services, with its gross billings decreased by 11.7% on year-over-year basis, and more stringent selection of enterprise cloud projects.

Revenues from public cloud services decreased by 16.4% to RMB1,153.7 million (US$168.0 million), compared with RMB1,380.8 million in the same quarter of 2022. The year-over-year decrease was mainly due to the above-mentioned scaling down of our CDN services.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Revenues from enterprise cloud services were RMB710.0 million (US$103.4 million), representing a decrease of 10.4% from RMB792.5 million in the same quarter of 2022. The year-over-year decrease was mainly due to the impact of the surging wave of COVID-19 infections in January 2023, seasonality of Chinese New Year holidays, as well as more stringent project selection.

Other revenues were RMB0.8 million (US$0.1 million).

Cost of revenues was RMB1,670.2 million (US$243.2 million), representing a significant decrease of 20.2% from RMB2,093.9 million in the same quarter of 2022. We continue to enhance our cost control measures. IDC costs decreased significantly by 21.4% year-over-year from RMB1,110.3 million to RMB872.4 million this quarter. Depreciation and amortization costs decreased by 8.7% from RMB246.1 million to RMB224.6 million. Solution development and services costs decreased by 11.0% from RMB476.0 million to RMB423.6 million this quarter. Fulfillment costs and other costs were RMB122.7 million and RMB26.9 million this quarter, which is in line with our enterprise cloud projects’ quality control strategy.

Gross profit was RMB194.2 million (US$28.3 million), which is a record high quarterly gross profit, representing a significant increase of 142.8% from RMB80.0 million in the same period in 2022. Gross margin was 10.4%, compared with 3.7% in the same period in 2022. Non-GAAP gross profit2 was RMB194.4 million (US$28.3 million), compared with RMB83.6 million in the same period in 2022. Non-GAAP gross margin2 was 10.4%, compared with 3.8% in the same period in 2022. The significant improvement of our gross profit and margin was mainly due to our strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.

Within that, gross profit of public cloud services was RMB24.8 million (US$3.6 million), which was significantly improved from the gross loss of RMB47.2 million in same period last year. Gross margin of public cloud services was 2.1%, compared with negative 3.4% in the same period last year. The improvement was mainly due to our proactive scale down of CDN services and adjustment of our clients’ structure. Gross profit of enterprise cloud services was RMB169.0 million (US$24.6 million), compared with RMB127.4 million in the same period last year. Gross margin of enterprise cloud services was 23.8%, improved from 16.1% in the same period last year. The improvement was mainly due to our more stringent enterprise cloud project selection.

Total operating expenses were RMB792.1 million (US$115.3 million), compared with RMB824.3 million last quarter and RMB612.8 million in the same period in 2022. Among which:

Selling and marketing expenses were RMB88.1 million (US$12.8 million), further decreased from RMB126.1 million last quarter and RMB144.4 million in the same period in 2022.

General and administrative expenses were RMB488.6 million (US$71.2 million), compared with RMB 442.8 million last quarter and RMB221.8 million in the same period in 2022. The increase was mainly due to one-time long-lived assets impairment loss of public cloud asset group of RMB185.1 million and loss on disposal of property and equipment of RMB20.2 million.

Research and development expenses were RMB215.4 million (US$31.4 million), further decreased from RMB255.5 million last quarter and RMB246.6 million in the same period in 2022.

Operating loss was RMB597.9 million (US$87.1 million), compared with operating loss of RMB662.4 million last quarter and RMB532.8 million in the same quarter of 2022.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB608.8 million (US$88.7 million), compared with net loss of RMB521.7 million last quarter and RMB554.8 million in the same quarter of 2022. The year-over-year increase was mainly due to the impact of operating loss, while offset by our gross profit improvements.

Non-GAAP net loss3 was RMB412.5 million (US$60.1 million), significantly narrowed from net loss of RMB552.7 million last quarter and RMB442.9 million in the same quarter of 2022.

Non-GAAP EBITDA4 was RMB-130.5 million (US$-19.0 million), which was largely narrowed from RMB-245.1 million last quarter and RMB-144.2 million in the same quarter of 2022. Non-GAAP EBITDA margin was-7.0% this quarter, compared with -11.5% last quarter and -6.6% in the same quarter last year. Excluding loss on disposal of property and equipment, normalized Non-GAAP EBITDA was RMB-110.3 million this quarter, improved from RMB-216.3 million last quarter and RMB-144.2 million in the same period last quarter. Normalized Non-GAAP EBITDA margin was -5.9%, compared with -10.2% last quarter and -6.6% in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.17 (US$0.02), compared with RMB0.14 last quarter and RMB0.15 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB4,461.6 million (US$649.7 million) as of March 31, 2023, representing strong and sustainable cash reserve.

Outstanding ordinary shares were 3,509,636,591 as of March 31, 2023, equivalent to about 233,975,773 ADSs.

Business Outlook

For the second quarter of 2023, the Company expects total revenues to be between RMB1.85 billion and RMB2.00 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Tuesday, May 23, 2023 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI10c24f9a1b6b451b80e048e41962b3b5. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

3 Non-GAAP net loss is defined as net loss excluding share-based compensation foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-6143004

Email: lbergkamp@christensenir.com